FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

CIRC APPROVAL RECEIVED TO TRANSFER SHAREHOLDING IN PING AN INSURANCE

On 5 December 2012, HSBC Holdings plc ("HSBC") announced that its indirect wholly-owned subsidiaries, HSBC Insurance Holdings Limited ("HSBC Insurance") and The Hongkong and Shanghai Banking Corporation Limited ("HSBC Asia Pacific"), had agreed to sell their entire shareholdings, being 1,232,815,613 shares, in Ping An Insurance (Group) Company of China, Ltd. ("Ping An Insurance"), representing 15.57% of the issued share capital of Ping An Insurance, to indirect wholly-owned subsidiaries of Charoen Pokphand Group Company Limited ("CP Group") (the "Transaction"). These subsidiaries are All Gain Trading Limited, Bloom Fortune Group Limited, Business Fortune Holdings Limited and Easy Boom Developments Limited (the "Purchasers").

256,694,218 shares (the "Tranche 1 Shares") were transferred by HSBC Insurance to the Purchasers on 7 December 2012. The aggregate consideration for the Tranche 1 Shares was HK$15,145m (approximately US$1,954m), equivalent to HK$59.00 per share. It was agreed that the remaining 976,121,395 shares (the "Tranche 2 Shares") would be transferred by HSBC Insurance and HSBC Asia Pacific to the Purchasers following, and conditional upon, receipt of regulatory approval from the China Insurance Regulatory Commission ("CIRC"), provided that CIRC approval was received by 11:59pm on 1 February 2013, unless the parties to the Transaction Sale and Purchase Agreement (the "SPA") agreed in writing to an extension.

We have been informed that CIRC approval was granted today. The consideration for the Tranche 2 Shares (being an aggregate of HK$57,591m (approximately US$7,431m) equivalent to HK$59.00 per share) has been paid by the Purchasers in cash.

Completion of the transfer of the Tranche 2 Shares is expected to take place on 6 February 2013.

Media enquiries:

London
Patrick Humphris          +44 (0)20 7992 1631              patrick.humphris@hsbc.com
Heidi Ashley                 +44 (0)20 7992 2045              heidi.ashley@hsbc.com

Hong Kong
Gareth Hewett              + 852 2822 4929                     garethhewett@hsbc.com.hk

Investor Relations enquiries:

London
Guy Lewis                    +44 (0)20 7992 1938              guylewis@hsbc.com

Robert Quinlan             +44 (0)20 7991 3643              robert.quinlan@hsbc.com

Hong Kong
Hugh Pye                     +852 2822 4908                      hugh.pye@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,721bn at 30 September 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                            Date: 01 February 2013